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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Orient-Express Hotels Ltd.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class Securities)

G67743107

D. E. Shaw & Co., L.P.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue
New York, NY 10022

February 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,256,365[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,256,365[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,256,365[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person (See Instructions) OO

1 The 2,256,365 Common Shares set forth above include (a) 2,255,365 Common Shares owned by Valence, and (b) 1,000 Common Shares that Valence has the right to acquire through the exercise of listed call options.

CUSIP No.	G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 174,822
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 174,822
11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,822
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.	G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 174,853
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 174,853
11	Aggregate Amount Beneficially Owned by Each Reporting Person 174,853
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person (See Instructions) OO

CUSIP No.	G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,431,218
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,431,218
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,431,218
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.	G67743107
1	Name of Reporting Person. I.R.S. IDENTIFICATION David E. Shaw
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,431,218
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,431,218
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,431,218
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D relates to the shares of Class A Common Stock, $0.01 par value per share (the “Common Shares”), of Orient-Express Hotels Ltd. (the “Issuer”).  The principal executive offices of the Issuer are located at 22 Victoria Street, P.O. Box HM 1179, Hamilton HMEX, Bermuda.

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw”, and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”).  The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.
(c) The principal business of Valence is that of a limited liability company focusing primarily on equity and equity-linked securities related investment strategies.  The principal business of Oculus is that of a limited liability company focusing primarily on designated higher volatility investment strategies.  Neither Valence nor Oculus has any executive officers or directors.  The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Oculus. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Valence and Oculus.  DESCO LP is also the managing member to certain funds, including, without limitation, Valence.  D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP.  D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC.  David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In acquiring 2,255,365 Common Shares owned by Valence, Valence expended approximately $125,384,746.61 (excluding commissions) of its working capital.  In acquiring call options for 1,000 Common Shares, Valence expended approximately $1,250.00 (excluding commissions) of its working capital.  In acquiring 174,822 Common Shares owned by Oculus, Oculus expended approximately $9,890,902.50 (excluding commissions) of its working capital.

Item 4.	Purpose of Transaction

Valence and Oculus made the purchases noted in Item 3 above for investment purposes.  Valence and Oculus will review their investments in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Valence and Oculus may determine to:

	•	acquire additional Common Shares through open market purchases or otherwise;
	•	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise; or
	•	otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.
Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.
As part of Valence’s and Oculus’ ongoing review of their investments in the Common Shares, Valence and Oculus will from time to time hold talks or discussions with, write letters to and repond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or represenatives, other shareholders, and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.

Without limiting the generality of the foregoing, Valence has sent a letter to the Chairman of the Board of the Issuer, dated February 13, 2008 (the “Issuer Letter”), expressing certain concerns with respect to the Company’s corporate governance structure, including the rights of the Company’s Super Voting Class B shares and whether owners of the Company’s Class A shares will have the opportunity to hold a definitive and binding vote regarding a merger or sale of the Company should a proposal be made. Valence and Oculus believe that the lack of clarity on these points may (i) hinder interested parties from making such a proposal and (ii) create an unnecessary and significant valuation discount.

The Reporting Persons have attached the Issuer Letter to this Schedule 13D as Exhibit 4.
Based on the above-referenced Issuer Letter and other discussions or inquiries that Valence and Oculus may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, Valence and Oculus may determine to pursue various strategic alternatives in respect of their investments in the Issuer.  Such actions may include, without limitation, direct or indirect participation in the following:

	•	forming and conducting potential strategic developments and plans related to the Issuer;
	•	seeking representation on the Board of Directors of the Issuer;
	•	seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;
	•	restructuring and effecting other significant transactions with respect to the Issuer;
	•	participating in a “going-private” transaction;
	•	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or
	•	providing financing for any of the foregoing.
Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Valence, Oculus, or any other Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2007, there were 42,456,000 Common Shares issued and outstanding as of October 31, 2007.  The 2,256,365 Common Shares beneficially owned by Valence (the “Valence Shares”) represent approximately 5.3% of the Common Shares issued and outstanding.[1] The 174,822 Common Shares beneficially owned by Oculus (the “Oculus Shares”) represent approximately 0.4% of the Common Shares issued and outstanding.  The 174,853 Common Shares beneficially owned by DESCO LLC (the “DESCO LLC Shares”) represent approximately 0.4% of the Common Shares issued and outstanding.  The DESCO LLC Shares are comprised of (i) the Oculus Shares and (ii) 31 Common Shares directly held by D. E. Shaw Synoptic Portfolios 2, L.L.C. (the “Synoptic Shares”).  The 2,431,218 Common Shares beneficially owned by DESCO LP (the “DESCO LP Shares”) represent approximately 5.7% of the Common Shares issued and outstanding.  The DESCO LP Shares are comprised of (i) the Valence Shares, (ii) the Oculus Shares, and (iii) the Synoptic Shares.

Valence has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.  Oculus has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares.  Valence disclaims beneficial ownership of the Oculus Shares and the Synoptic Shares, and Oculus disclaims beneficial ownership of the Valence Shares and the Synoptic Shares.

DESCO LP, as managing member and investment adviser of Valence and investment adviser of Oculus and D. E. Shaw Synoptic Portfolios 2, L.L.C. (“Synoptic”), may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares.  DESCO LLC, as Oculus’ and Synoptic’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares and the Synoptic Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares and the Synoptic Shares.  As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares.  None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Valence Shares, the Oculus Shares, and the Synoptic Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of Valence, and the investment adviser of Oculus and Synoptic, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Oculus and Synoptic, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares, the Oculus Shares, and the Synoptic Shares.  David E. Shaw disclaims beneficial ownership of the Valence Shares, the Oculus Shares, and the Synoptic Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

1 The 2,256,365 Common Shares set forth above include (a) 2,255,365 Common Shares owned by Valence, and (b) 1,000 Common Shares that Valence has the right to acquire through the exercise of listed call options.

Name	Date	Price per Share	Number of Shares Purchased/(Sold)
Oculus	12/17/2007	$56.93	100
Oculus	12/17/2007	$57.10	200
Oculus	12/17/2007	$57.10	400
Oculus	12/17/2007	$57.17	200
Oculus	12/17/2007	$57.17	100
Oculus	12/17/2007	$57.20	100
Oculus	12/17/2007	$57.24	200
Oculus	12/17/2007	$57.29	200
Oculus	12/17/2007	$57.35	300
Oculus	12/17/2007	$57.43	400
Oculus	12/18/2007	$56.81	300
Oculus	12/19/2007	$56.60	100
Oculus	12/19/2007	$56.67	100
Oculus	12/19/2007	$56.73	100
Oculus	12/19/2007	$56.88	300
Oculus	12/19/2007	$56.96	200
Oculus	12/19/2007	$56.98	200
Oculus	12/19/2007	$57.03	200
Oculus	12/19/2007	$57.08	200
Oculus	12/19/2007	$57.09	100
Oculus	12/19/2007	$57.13	100
Oculus	12/19/2007	$57.14	500
Oculus	12/19/2007	$57.14	100
Oculus	12/19/2007	$57.18	200
Oculus	12/19/2007	$57.20	100
Oculus	12/19/2007	$57.22	200
Oculus	12/19/2007	$57.23	200
Oculus	12/19/2007	$57.28	100
Oculus	12/19/2007	$57.32	200
Oculus	12/19/2007	$57.33	100
Oculus	12/19/2007	$57.42	200
Oculus	12/19/2007	$57.60	200
Oculus	12/20/2007	$55.84	200
Oculus	12/20/2007	$55.87	200
Oculus	12/20/2007	$55.88	200
Oculus	12/20/2007	$55.90	200
Oculus	12/20/2007	$56.08	100
Oculus	12/20/2007	$56.13	100
Oculus	12/24/2007	$56.87	300
Oculus	12/24/2007	$56.99	1,300
Oculus	12/24/2007	$57.02	200
Oculus	12/24/2007	$57.05	300
Oculus	12/24/2007	$57.07	400
Oculus	12/27/2007	$56.86	500
Oculus	12/27/2007	$56.87	300
Oculus	12/27/2007	$56.91	500
Oculus	12/27/2007	$56.97	500
Oculus	12/27/2007	$57.01	400
Oculus	12/27/2007	$57.15	300
Oculus	12/27/2007	$57.21	100
Oculus	12/27/2007	$57.27	300
Oculus	12/27/2007	$57.27	100
Oculus	12/27/2007	$57.45	400
Oculus	12/27/2007	$57.90	200
Oculus	12/27/2007	$58.01	400
Oculus	12/28/2007	$57.61	200
Oculus	12/28/2007	$57.64	200
Oculus	12/28/2007	$57.73	100
Oculus	12/28/2007	$57.78	200
Oculus	12/28/2007	$57.85	300
Oculus	12/28/2007	$57.89	300
Oculus	12/28/2007	$57.91	200
Oculus	12/28/2007	$57.91	300
Oculus	12/28/2007	$58.13	100
Oculus	12/28/2007	$58.33	200
Oculus	12/28/2007	$58.39	400
Oculus	12/28/2007	$58.40	400
Oculus	12/31/2007	$57.34	500
Oculus	12/31/2007	$57.56	300
Oculus	1/2/2008	$56.40	300
Oculus	1/2/2008	$56.61	300
Oculus	1/2/2008	$56.63	400
Oculus	1/2/2008	$56.66	200
Oculus	1/2/2008	$56.76	300
Oculus	1/2/2008	$56.81	300
Oculus	1/2/2008	$56.86	100
Oculus	1/2/2008	$56.89	100
Oculus	1/2/2008	$56.91	400
Oculus	1/2/2008	$56.94	300
Oculus	1/2/2008	$56.96	400
Oculus	1/2/2008	$56.97	300
Oculus	1/2/2008	$57.02	400
Oculus	1/2/2008	$57.04	200
Oculus	1/2/2008	$57.05	400
Oculus	1/2/2008	$57.06	100
Oculus	1/2/2008	$57.18	500
Oculus	1/2/2008	$57.39	200
Oculus	1/3/2008	$55.78	200
Oculus	1/3/2008	$55.94	300
Oculus	1/3/2008	$56.18	300
Oculus	1/3/2008	$56.27	200
Oculus	1/3/2008	$56.27	200
Oculus	1/3/2008	$56.28	300
Oculus	1/3/2008	$56.86	100
Oculus	1/3/2008	$56.94	200
Oculus	1/3/2008	$56.94	200
Oculus	1/3/2008	$56.95	100
Oculus	1/3/2008	$56.97	500
Oculus	1/3/2008	$57.01	200
Oculus	1/3/2008	$57.04	400
Oculus	1/3/2008	$57.04	400
Oculus	1/3/2008	$57.04	300
Oculus	1/3/2008	$57.05	200
Oculus	1/3/2008	$57.05	200
Oculus	1/3/2008	$57.08	200
Oculus	1/3/2008	$57.09	300
Oculus	1/3/2008	$57.21	100
Oculus	1/3/2008	$57.27	500
Oculus	1/3/2008	$57.29	300
Oculus	1/3/2008	$57.36	200
Oculus	1/3/2008	$57.46	600
Oculus	1/3/2008	$57.59	300
Oculus	1/3/2008	$57.67	200
Oculus	1/3/2008	$57.68	200
Oculus	1/4/2008	$55.41	300
Oculus	1/4/2008	$55.56	500
Oculus	1/4/2008	$55.71	500
Oculus	1/4/2008	$55.83	300
Oculus	1/4/2008	$55.84	400
Oculus	1/4/2008	$55.89	200
Oculus	1/4/2008	$55.91	300
Oculus	1/4/2008	$55.96	400
Oculus	1/4/2008	$55.96	500
Oculus	1/4/2008	$55.97	200
Oculus	1/4/2008	$55.97	300
Oculus	1/4/2008	$55.98	500
Oculus	1/4/2008	$56.00	200
Oculus	1/4/2008	$56.00	400
Oculus	1/4/2008	$56.00	300
Oculus	1/4/2008	$56.01	200
Oculus	1/4/2008	$56.06	200
Oculus	1/4/2008	$56.07	400
Oculus	1/7/2008	$56.40	400
Oculus	1/7/2008	$56.51	100
Oculus	1/7/2008	$56.61	400
Oculus	1/7/2008	$56.89	300
Oculus	1/7/2008	$57.00	300
Oculus	1/7/2008	$57.02	200
Oculus	1/7/2008	$57.17	200
Oculus	1/7/2008	$57.46	200
Oculus	1/7/2008	$57.59	200
Oculus	1/7/2008	$57.75	500
Oculus	1/7/2008	$57.80	100
Oculus	1/7/2008	$57.92	300
Oculus	1/7/2008	$57.94	200
Oculus	1/7/2008	$57.96	500
Oculus	1/7/2008	$57.96	200
Oculus	1/7/2008	$57.98	300
Oculus	1/7/2008	$57.99	300
Oculus	1/7/2008	$57.99	200
Oculus	1/7/2008	$58.01	200
Oculus	1/7/2008	$58.04	500
Oculus	1/7/2008	$58.05	200
Oculus	1/7/2008	$58.07	100
Oculus	1/7/2008	$58.15	200
Oculus	1/7/2008	$58.26	200
Oculus	1/7/2008	$58.30	200
Oculus	1/7/2008	$58.51	200
Oculus	1/8/2008	$57.77	300
Oculus	1/8/2008	$57.80	200
Oculus	1/8/2008	$57.91	200
Oculus	1/8/2008	$57.91	300
Oculus	1/8/2008	$57.92	100
Oculus	1/8/2008	$57.93	300
Oculus	1/8/2008	$57.94	200
Oculus	1/8/2008	$57.96	500
Oculus	1/8/2008	$57.96	200
Oculus	1/8/2008	$58.01	1,600
Oculus	1/8/2008	$58.04	200
Oculus	1/8/2008	$58.13	200
Oculus	1/9/2008	$56.76	300
Oculus	1/9/2008	$56.81	200
Oculus	1/9/2008	$56.86	300
Oculus	1/9/2008	$56.91	200
Oculus	1/9/2008	$56.92	400
Oculus	1/9/2008	$56.96	200
Oculus	1/9/2008	$56.98	200
Oculus	1/9/2008	$57.01	200
Oculus	1/9/2008	$57.05	100
Oculus	1/9/2008	$57.08	200
Oculus	1/9/2008	$57.09	100
Oculus	1/9/2008	$57.09	300
Oculus	1/9/2008	$57.11	100
Oculus	1/9/2008	$57.11	300
Oculus	1/9/2008	$57.12	300
Oculus	1/9/2008	$57.14	100
Oculus	1/9/2008	$57.15	200
Oculus	1/9/2008	$57.16	800
Oculus	1/9/2008	$57.17	100
Oculus	1/9/2008	$57.17	300
Oculus	1/9/2008	$57.17	300
Oculus	1/9/2008	$57.18	200
Oculus	1/9/2008	$57.28	200
Oculus	1/9/2008	$57.38	300
Oculus	1/9/2008	$57.41	300
Oculus	1/9/2008	$57.47	300
Oculus	1/9/2008	$57.48	100
Oculus	1/10/2008	$56.00	300
Oculus	1/10/2008	$56.20	400
Oculus	1/10/2008	$56.23	400
Oculus	1/10/2008	$56.47	200
Oculus	1/10/2008	$56.52	200
Oculus	1/10/2008	$56.58	200
Oculus	1/10/2008	$56.59	100
Oculus	1/10/2008	$56.61	500
Oculus	1/10/2008	$56.61	400
Oculus	1/10/2008	$56.61	300
Oculus	1/10/2008	$56.62	300
Oculus	1/10/2008	$56.63	100
Oculus	1/10/2008	$56.67	300
Oculus	1/10/2008	$56.67	200
Oculus	1/10/2008	$56.71	200
Oculus	1/10/2008	$56.75	400
Oculus	1/10/2008	$56.75	200
Oculus	1/10/2008	$56.79	300
Oculus	1/10/2008	$56.80	300
Oculus	1/10/2008	$56.90	300
Oculus	1/10/2008	$56.90	100
Oculus	1/10/2008	$56.92	300
Oculus	1/10/2008	$56.96	500
Oculus	1/10/2008	$56.97	300
Oculus	1/11/2008	$55.48	200
Oculus	1/11/2008	$55.51	200
Oculus	1/11/2008	$55.52	200
Oculus	1/11/2008	$55.55	200
Oculus	1/11/2008	$55.74	500
Oculus	1/11/2008	$55.77	200
Oculus	1/11/2008	$55.84	100
Oculus	1/11/2008	$55.91	300
Oculus	1/11/2008	$55.94	300
Oculus	1/11/2008	$55.95	300
Oculus	1/11/2008	$55.95	100
Oculus	1/11/2008	$55.96	200
Oculus	1/11/2008	$55.96	100
Oculus	1/11/2008	$55.97	500
Oculus	1/11/2008	$55.99	300
Oculus	1/11/2008	$56.01	600
Oculus	1/11/2008	$56.04	600
Oculus	1/11/2008	$56.07	100
Oculus	1/11/2008	$56.09	300
Oculus	1/11/2008	$56.15	100
Oculus	1/11/2008	$56.20	200
Oculus	1/11/2008	$56.21	200
Oculus	1/11/2008	$56.30	100
Oculus	1/11/2008	$56.31	500
Oculus	1/11/2008	$56.35	300
Oculus	1/14/2008	$55.04	300
Oculus	1/14/2008	$55.17	400
Oculus	1/14/2008	$55.20	300
Oculus	1/14/2008	$55.81	100
Oculus	1/14/2008	$55.97	200
Oculus	1/14/2008	$56.01	200
Oculus	1/14/2008	$56.07	100
Oculus	1/14/2008	$56.09	200
Oculus	1/14/2008	$56.10	100
Oculus	1/14/2008	$56.11	600
Oculus	1/15/2008	$50.76	300
Oculus	1/15/2008	$50.80	100
Oculus	1/15/2008	$50.85	300
Oculus	1/15/2008	$50.97	300
Oculus	1/15/2008	$51.44	200
Oculus	1/15/2008	$51.71	400
Oculus	1/15/2008	$51.92	400
Oculus	1/15/2008	$51.93	400
Oculus	1/15/2008	$51.94	500
Oculus	1/15/2008	$52.08	100
Oculus	1/15/2008	$52.18	100
Oculus	1/15/2008	$52.21	400
Oculus	1/15/2008	$52.37	400
Oculus	1/15/2008	$52.57	200
Oculus	1/15/2008	$52.69	300
Oculus	1/15/2008	$52.69	100
Oculus	1/15/2008	$52.75	100
Oculus	1/15/2008	$52.78	200
Oculus	1/15/2008	$52.78	400
Oculus	1/15/2008	$52.79	100
Oculus	1/15/2008	$52.90	400
Oculus	1/15/2008	$53.20	400
Oculus	1/15/2008	$53.63	200
Oculus	1/16/2008	$49.00	200
Oculus	1/16/2008	$49.39	300
Oculus	1/16/2008	$49.44	300
Oculus	1/16/2008	$49.51	300
Oculus	1/16/2008	$49.76	300
Oculus	1/16/2008	$49.83	500
Oculus	1/16/2008	$49.99	500
Oculus	1/16/2008	$50.02	200
Oculus	1/17/2008	$49.75	500
Oculus	1/17/2008	$49.80	500
Oculus	1/17/2008	$49.89	100
Oculus	1/17/2008	$49.94	300
Oculus	1/17/2008	$50.19	300
Oculus	1/17/2008	$50.72	300
Oculus	1/18/2008	$48.05	400
Oculus	1/18/2008	$48.21	100
Oculus	1/18/2008	$48.31	300
Oculus	1/18/2008	$48.35	200
Oculus	1/18/2008	$48.53	300
Oculus	1/18/2008	$48.78	700
Oculus	1/18/2008	$49.01	400
Oculus	1/18/2008	$49.01	100
Oculus	1/18/2008	$49.03	300
Oculus	1/18/2008	$49.06	200
Oculus	1/22/2008	$46.86	200
Oculus	1/22/2008	$47.04	500
Oculus	1/22/2008	$47.09	200
Oculus	1/22/2008	$47.28	200
Oculus	1/22/2008	$47.35	600
Oculus	1/22/2008	$47.41	300
Oculus	1/22/2008	$47.54	200
Oculus	1/23/2008	$46.36	200
Oculus	1/23/2008	$46.48	500
Oculus	1/23/2008	$46.49	300
Oculus	1/23/2008	$46.50	300
Oculus	1/23/2008	$46.64	500
Oculus	1/23/2008	$46.77	600
Oculus	1/23/2008	$46.79	400
Oculus	1/23/2008	$47.76	100
Oculus	1/23/2008	$47.81	100
Oculus	1/23/2008	$47.82	100
Oculus	1/23/2008	$48.14	400
Oculus	1/23/2008	$49.64	300
Oculus	1/24/2008	$49.50	(300)
Oculus	1/24/2008	$49.61	(200)
Oculus	1/24/2008	$49.64	(200)
Oculus	1/24/2008	$49.82	(100)
Oculus	1/24/2008	$50.13	(100)
Oculus	1/24/2008	$50.21	(100)
Synoptic	12/19/2007	$57.21	(100)
Synoptic	12/20/2007	$55.85	300
Synoptic	12/20/2007	$56.29	(100)
Synoptic	12/21/2007	$56.77	50
Synoptic	1/4/2008	$55.97	1,900
Synoptic	1/7/2008	$57.52	(200)
Synoptic	1/7/2008	$57.53	(200)
Synoptic	1/7/2008	$57.63	(200)
Synoptic	1/7/2008	$57.97	(200)
Synoptic	1/8/2008	$57.80	(6)
Synoptic	1/8/2008	$57.85	100
Synoptic	1/8/2008	$57.88	400
Synoptic	1/8/2008	$58.20	(100)
Synoptic	1/8/2008	$58.22	(1,100)
Synoptic	1/9/2008	$57.18	(100)
Synoptic	1/10/2008	$56.91	(100)
Synoptic	1/11/2008	$56.04	(100)
Synoptic	1/11/2008	$56.11	100
Synoptic	1/11/2008	$56.20	100
Synoptic	1/15/2008	$50.65	(200)
Synoptic	1/15/2008	$51.96	(200)
Synoptic	1/16/2008	$49.01	100
Synoptic	1/16/2008	$49.10	100
Synoptic	1/16/2008	$49.20	100
Synoptic	1/16/2008	$50.00	215
Synoptic	1/16/2008	$50.06	207
Synoptic	1/16/2008	$51.28	(115)
Synoptic	1/17/2008	$49.73	(200)
Synoptic	1/17/2008	$49.82	(42)
Synoptic	1/17/2008	$49.99	(20)
Synoptic	1/18/2008	$48.26	(100)
Synoptic	1/18/2008	$48.42	(200)
Synoptic	1/18/2008	$48.44	(300)
Synoptic	1/18/2008	$48.46	(100)
Synoptic	1/18/2008	$48.63	(300)
Synoptic	1/18/2008	$48.67	400
Synoptic	1/18/2008	$48.80	350
Synoptic	1/18/2008	$49.03	100
Synoptic	1/22/2008	$47.04	10
Synoptic	1/22/2008	$47.06	148
Synoptic	1/22/2008	$47.23	21
Synoptic	1/22/2008	$47.37	100
Synoptic	1/22/2008	$47.39	100
Synoptic	1/22/2008	$47.54	200
Synoptic	1/22/2008	$47.91	100
Synoptic	1/23/2008	$46.55	(200)
Synoptic	1/23/2008	$46.58	(138)
Synoptic	1/23/2008	$46.59	(300)
Synoptic	1/23/2008	$46.74	235
Synoptic	1/23/2008	$46.92	2
Synoptic	1/23/2008	$47.77	89
Synoptic	1/23/2008	$48.12	300
Synoptic	1/23/2008	$49.36	(100)
Synoptic	1/23/2008	$49.56	(32)
Synoptic	1/23/2008	$49.83	(68)
Synoptic	1/24/2008	$49.44	(121)
Synoptic	1/24/2008	$50.51	(290)
Synoptic	1/24/2008	$50.54	100
Synoptic	1/25/2008	$51.82	148
Synoptic	1/28/2008	$49.75	151
Synoptic	1/28/2008	$49.97	100
Synoptic	1/28/2008	$50.09	100
Synoptic	1/28/2008	$50.11	100
Synoptic	1/28/2008	$50.34	(100)
Synoptic	1/28/2008	$51.04	(45)
Synoptic	1/28/2008	$51.49	(80)
Synoptic	1/29/2008	$52.84	(61)
Synoptic	1/29/2008	$53.16	(128)
Synoptic	1/29/2008	$53.17	(25)
Synoptic	1/30/2008	$51.69	(71)
Synoptic	1/31/2008	$50.67	40
Synoptic	1/31/2008	$51.43	100
Synoptic	1/31/2008	$52.18	(200)
Synoptic	1/31/2008	$52.52	100
Synoptic	2/1/2008	$52.39	56
Synoptic	2/1/2008	$52.40	44
Synoptic	2/1/2008	$54.38	14
Synoptic	2/4/2008	$53.42	(89)
Synoptic	2/7/2008	$50.09	87
Synoptic	2/7/2008	$50.21	58
Synoptic	2/7/2008	$51.15	(96)
Synoptic	2/11/2008	$51.20	(12)
Valence	12/17/2007	$56.83	200
Valence	12/17/2007	$56.93	400
Valence	12/17/2007	$57.00	500
Valence	12/17/2007	$57.07	800
Valence	12/17/2007	$57.08	500
Valence	12/17/2007	$57.09	400
Valence	12/17/2007	$57.10	1,000
Valence	12/17/2007	$57.12	200
Valence	12/17/2007	$57.13	500
Valence	12/17/2007	$57.14	100
Valence	12/17/2007	$57.15	1,200
Valence	12/17/2007	$57.18	100
Valence	12/17/2007	$57.19	100
Valence	12/17/2007	$57.21	(1,900)
Valence	12/17/2007	$57.28	400
Valence	12/17/2007	$57.30	800
Valence	12/17/2007	$57.31	500
Valence	12/17/2007	$57.32	1,200
Valence	12/17/2007	$57.33	300
Valence	12/17/2007	$57.42	100
Valence	12/17/2007	$57.44	2,200
Valence	12/17/2007	$57.45	1,400
Valence	12/17/2007	$57.46	200
Valence	12/17/2007	$57.47	300
Valence	12/17/2007	$57.62	100
Valence	12/18/2007	$55.47	100
Valence	12/18/2007	$55.48	100
Valence	12/18/2007	$55.52	100
Valence	12/18/2007	$55.54	100
Valence	12/18/2007	$55.58	200
Valence	12/18/2007	$55.61	100
Valence	12/18/2007	$55.62	100
Valence	12/18/2007	$55.68	200
Valence	12/18/2007	$55.72	700
Valence	12/18/2007	$55.73	200
Valence	12/18/2007	$55.74	200
Valence	12/18/2007	$55.76	800
Valence	12/18/2007	$55.81	200
Valence	12/18/2007	$55.84	100
Valence	12/18/2007	$55.89	100
Valence	12/18/2007	$55.91	400
Valence	12/18/2007	$55.92	100
Valence	12/18/2007	$55.93	100
Valence	12/18/2007	$55.94	100
Valence	12/18/2007	$55.95	200
Valence	12/18/2007	$55.96	200
Valence	12/18/2007	$55.99	200
Valence	12/18/2007	$56.02	200
Valence	12/18/2007	$56.03	400
Valence	12/18/2007	$56.04	200
Valence	12/18/2007	$56.05	300
Valence	12/18/2007	$56.06	200
Valence	12/18/2007	$56.07	300
Valence	12/18/2007	$56.10	200
Valence	12/18/2007	$56.12	300
Valence	12/18/2007	$56.13	900
Valence	12/18/2007	$56.15	600
Valence	12/18/2007	$56.16	100
Valence	12/18/2007	$56.17	100
Valence	12/18/2007	$56.18	400
Valence	12/18/2007	$56.19	100
Valence	12/18/2007	$56.20	400
Valence	12/18/2007	$56.22	200
Valence	12/18/2007	$56.23	100
Valence	12/18/2007	$56.24	200
Valence	12/18/2007	$56.25	100
Valence	12/18/2007	$56.26	100
Valence	12/18/2007	$56.29	100
Valence	12/18/2007	$56.41	300
Valence	12/18/2007	$56.42	200
Valence	12/18/2007	$56.43	100
Valence	12/18/2007	$56.44	100
Valence	12/18/2007	$56.46	200
Valence	12/18/2007	$56.47	100
Valence	12/18/2007	$56.50	200
Valence	12/18/2007	$56.51	600
Valence	12/18/2007	$56.52	100
Valence	12/18/2007	$56.55	100
Valence	12/18/2007	$56.66	100
Valence	12/18/2007	$56.69	100
Valence	12/18/2007	$56.70	600
Valence	12/18/2007	$56.74	300
Valence	12/18/2007	$56.78	100
Valence	12/18/2007	$56.81	100
Valence	12/18/2007	$56.85	200
Valence	12/18/2007	$56.91	100
Valence	12/18/2007	$57.02	200
Valence	12/19/2007	$56.54	400
Valence	12/19/2007	$56.58	100
Valence	12/19/2007	$56.60	300
Valence	12/19/2007	$56.61	400
Valence	12/19/2007	$56.62	2,700
Valence	12/19/2007	$56.65	200
Valence	12/19/2007	$56.67	300
Valence	12/19/2007	$56.68	600
Valence	12/19/2007	$56.69	100
Valence	12/19/2007	$56.70	600
Valence	12/19/2007	$56.72	300
Valence	12/19/2007	$56.73	400
Valence	12/19/2007	$56.74	100
Valence	12/19/2007	$56.75	300
Valence	12/19/2007	$56.76	200
Valence	12/19/2007	$56.79	100
Valence	12/19/2007	$56.81	100
Valence	12/19/2007	$56.84	200
Valence	12/19/2007	$56.85	100
Valence	12/19/2007	$56.86	400
Valence	12/19/2007	$56.87	100
Valence	12/19/2007	$56.88	200
Valence	12/19/2007	$56.89	100
Valence	12/19/2007	$56.91	100
Valence	12/19/2007	$56.92	200
Valence	12/19/2007	$56.95	500
Valence	12/19/2007	$56.97	1,600
Valence	12/19/2007	$56.99	300
Valence	12/19/2007	$57.00	200
Valence	12/19/2007	$57.01	300
Valence	12/19/2007	$57.02	200
Valence	12/19/2007	$57.04	100
Valence	12/19/2007	$57.05	200
Valence	12/19/2007	$57.06	400
Valence	12/19/2007	$57.07	500
Valence	12/19/2007	$57.08	300
Valence	12/19/2007	$57.09	200
Valence	12/19/2007	$57.10	400
Valence	12/19/2007	$57.11	200
Valence	12/19/2007	$57.13	3,100
Valence	12/19/2007	$57.14	2,000
Valence	12/19/2007	$57.15	100
Valence	12/19/2007	$57.16	300
Valence	12/19/2007	$57.17	700
Valence	12/19/2007	$57.18	300
Valence	12/19/2007	$57.20	100
Valence	12/19/2007	$57.22	100
Valence	12/19/2007	$57.23	200
Valence	12/19/2007	$57.24	100
Valence	12/19/2007	$57.25	100
Valence	12/19/2007	$57.29	100
Valence	12/19/2007	$57.30	100
Valence	12/19/2007	$57.32	100
Valence	12/19/2007	$57.33	100
Valence	12/19/2007	$57.35	100
Valence	12/19/2007	$57.42	200
Valence	12/19/2007	$57.51	200
Valence	12/19/2007	$57.57	200
Valence	12/19/2007	$57.58	200
Valence	12/19/2007	$57.62	900
Valence	12/19/2007	$57.68	100
Valence	12/20/2007	$55.77	2,600
Valence	12/20/2007	$55.81	3,900
Valence	12/20/2007	$56.28	100
Valence	12/20/2007	$56.31	100
Valence	12/20/2007	$56.32	800
Valence	12/20/2007	$56.50	200
Valence	12/20/2007	$56.57	600
Valence	12/20/2007	$56.67	1,000
Valence	12/20/2007	$56.68	(300)
Valence	12/20/2007	$56.69	300
Valence	12/20/2007	$56.73	100
Valence	12/20/2007	$56.75	200
Valence	12/20/2007	$56.81	400
Valence	12/21/2007	$56.75	1,500
Valence	12/21/2007	$56.76	3,700
Valence	12/21/2007	$56.77	3,700
Valence	12/21/2007	$56.79	200
Valence	12/21/2007	$56.81	3,000
Valence	12/21/2007	$56.82	400
Valence	12/21/2007	$56.86	200
Valence	12/21/2007	$56.88	800
Valence	12/21/2007	$56.89	400
Valence	12/21/2007	$56.89	(600)
Valence	12/21/2007	$56.90	200
Valence	12/21/2007	$56.91	300
Valence	12/21/2007	$56.96	300
Valence	12/21/2007	$57.03	300
Valence	12/24/2007	$56.96	(200)
Valence	12/24/2007	$56.99	1,600
Valence	12/24/2007	$56.99	(1,500)
Valence	12/24/2007	$57.00	2,300
Valence	12/24/2007	$57.00	(300)
Valence	12/24/2007	$57.02	300
Valence	12/24/2007	$57.04	200
Valence	12/24/2007	$57.05	200
Valence	12/24/2007	$57.16	300
Valence	12/24/2007	$57.17	300
Valence	12/24/2007	$57.18	300
Valence	12/24/2007	$57.20	300
Valence	12/24/2007	$57.26	(500)
Valence	12/24/2007	$57.28	200
Valence	12/24/2007	$57.30	300
Valence	12/24/2007	$57.40	200
Valence	12/24/2007	$57.48	300
Valence	12/24/2007	$57.50	300
Valence	12/26/2007	$57.31	400
Valence	12/26/2007	$57.39	500
Valence	12/26/2007	$57.47	400
Valence	12/26/2007	$57.51	200
Valence	12/26/2007	$57.53	800
Valence	12/26/2007	$57.58	1,000
Valence	12/26/2007	$57.66	600
Valence	12/26/2007	$57.75	1,100
Valence	12/26/2007	$57.78	300
Valence	12/26/2007	$57.83	600
Valence	12/26/2007	$57.90	200
Valence	12/26/2007	$57.96	100
Valence	12/26/2007	$58.01	200
Valence	12/27/2007	$56.85	800
Valence	12/27/2007	$56.86	2,700
Valence	12/27/2007	$56.87	500
Valence	12/27/2007	$56.88	100
Valence	12/27/2007	$56.89	400
Valence	12/27/2007	$56.90	300
Valence	12/27/2007	$56.92	300
Valence	12/27/2007	$56.93	500
Valence	12/27/2007	$56.95	1,000
Valence	12/27/2007	$56.96	500
Valence	12/27/2007	$56.97	200
Valence	12/27/2007	$56.99	500
Valence	12/27/2007	$57.02	1,600
Valence	12/27/2007	$57.06	300
Valence	12/27/2007	$57.07	300
Valence	12/27/2007	$57.09	200
Valence	12/27/2007	$57.11	900
Valence	12/27/2007	$57.12	1,500
Valence	12/27/2007	$57.13	100
Valence	12/27/2007	$57.14	400
Valence	12/27/2007	$57.16	800
Valence	12/27/2007	$57.17	500
Valence	12/27/2007	$57.19	100
Valence	12/27/2007	$57.20	500
Valence	12/27/2007	$57.21	200
Valence	12/27/2007	$57.23	300
Valence	12/27/2007	$57.27	300
Valence	12/27/2007	$57.30	300
Valence	12/27/2007	$57.38	500
Valence	12/27/2007	$57.40	200
Valence	12/27/2007	$57.52	900
Valence	12/27/2007	$57.76	200
Valence	12/27/2007	$57.85	100
Valence	12/27/2007	$57.90	800
Valence	12/27/2007	$57.91	100
Valence	12/27/2007	$57.92	500
Valence	12/27/2007	$57.94	700
Valence	12/27/2007	$57.99	300
Valence	12/27/2007	$58.00	400
Valence	12/27/2007	$58.02	400
Valence	12/28/2007	$57.55	100
Valence	12/28/2007	$57.60	300
Valence	12/28/2007	$57.62	200
Valence	12/28/2007	$57.64	200
Valence	12/28/2007	$57.66	200
Valence	12/28/2007	$57.67	100
Valence	12/28/2007	$57.68	200
Valence	12/28/2007	$57.70	400
Valence	12/28/2007	$57.71	200
Valence	12/28/2007	$57.72	700
Valence	12/28/2007	$57.74	100
Valence	12/28/2007	$57.76	900
Valence	12/28/2007	$57.78	800
Valence	12/28/2007	$57.79	200
Valence	12/28/2007	$57.83	100
Valence	12/28/2007	$57.87	700
Valence	12/28/2007	$57.90	200
Valence	12/28/2007	$57.98	200
Valence	12/28/2007	$57.99	200
Valence	12/28/2007	$58.01	300
Valence	12/28/2007	$58.05	900
Valence	12/28/2007	$58.12	100
Valence	12/28/2007	$58.24	100
Valence	12/28/2007	$58.27	200
Valence	12/28/2007	$58.39	300
Valence	12/28/2007	$58.40	100
Valence	12/28/2007	$58.45	600
Valence	12/31/2007	$57.20	200
Valence	12/31/2007	$57.24	100
Valence	12/31/2007	$57.25	200
Valence	12/31/2007	$57.28	400
Valence	12/31/2007	$57.30	100
Valence	12/31/2007	$57.31	100
Valence	12/31/2007	$57.32	200
Valence	12/31/2007	$57.35	200
Valence	12/31/2007	$57.36	300
Valence	12/31/2007	$57.37	500
Valence	12/31/2007	$57.38	800
Valence	12/31/2007	$57.39	200
Valence	12/31/2007	$57.40	600
Valence	12/31/2007	$57.42	900
Valence	12/31/2007	$57.43	400
Valence	12/31/2007	$57.44	100
Valence	12/31/2007	$57.47	200
Valence	12/31/2007	$57.49	300
Valence	12/31/2007	$57.50	200
Valence	12/31/2007	$57.53	200
Valence	12/31/2007	$57.54	(1,700)
Valence	12/31/2007	$57.56	400
Valence	12/31/2007	$57.65	300
Valence	12/31/2007	$57.87	400
Valence	1/2/2008	$56.35	300
Valence	1/2/2008	$56.40	200
Valence	1/2/2008	$56.42	300
Valence	1/2/2008	$56.48	200
Valence	1/2/2008	$56.49	300
Valence	1/2/2008	$56.50	600
Valence	1/2/2008	$56.51	400
Valence	1/2/2008	$56.53	200
Valence	1/2/2008	$56.54	400
Valence	1/2/2008	$56.55	200
Valence	1/2/2008	$56.57	500
Valence	1/2/2008	$56.58	100
Valence	1/2/2008	$56.59	200
Valence	1/2/2008	$56.60	1,100
Valence	1/2/2008	$56.63	800
Valence	1/2/2008	$56.69	500
Valence	1/2/2008	$56.70	200
Valence	1/2/2008	$56.71	300
Valence	1/2/2008	$56.73	(100)
Valence	1/2/2008	$56.75	200
Valence	1/2/2008	$56.76	400
Valence	1/2/2008	$56.78	200
Valence	1/2/2008	$56.79	100
Valence	1/2/2008	$56.80	1,300
Valence	1/2/2008	$56.81	1,600
Valence	1/2/2008	$56.83	300
Valence	1/2/2008	$56.85	1,100
Valence	1/2/2008	$56.86	1,300
Valence	1/2/2008	$56.87	400
Valence	1/2/2008	$56.88	1,100
Valence	1/2/2008	$56.89	100
Valence	1/2/2008	$56.90	1,900
Valence	1/2/2008	$56.91	1,300
Valence	1/2/2008	$56.95	1,000
Valence	1/2/2008	$56.96	1,600
Valence	1/2/2008	$56.97	300
Valence	1/2/2008	$56.99	100
Valence	1/2/2008	$57.00	500
Valence	1/2/2008	$57.01	600
Valence	1/2/2008	$57.02	200
Valence	1/2/2008	$57.03	1,000
Valence	1/2/2008	$57.04	300
Valence	1/2/2008	$57.05	400
Valence	1/2/2008	$57.06	600
Valence	1/2/2008	$57.08	200
Valence	1/2/2008	$57.18	400
Valence	1/2/2008	$57.19	300
Valence	1/2/2008	$57.20	300
Valence	1/2/2008	$57.25	300
Valence	1/2/2008	$57.37	200
Valence	1/2/2008	$57.38	100
Valence	1/2/2008	$57.39	100
Valence	1/3/2008	$55.78	300
Valence	1/3/2008	$55.86	200
Valence	1/3/2008	$55.89	200
Valence	1/3/2008	$55.91	100
Valence	1/3/2008	$55.92	200
Valence	1/3/2008	$56.05	300
Valence	1/3/2008	$56.17	100
Valence	1/3/2008	$56.26	200
Valence	1/3/2008	$56.27	900
Valence	1/3/2008	$56.28	200
Valence	1/3/2008	$56.29	800
Valence	1/3/2008	$56.30	100
Valence	1/3/2008	$56.31	400
Valence	1/3/2008	$56.36	200
Valence	1/3/2008	$56.38	100
Valence	1/3/2008	$56.47	100
Valence	1/3/2008	$56.48	400
Valence	1/3/2008	$56.58	300
Valence	1/3/2008	$56.67	200
Valence	1/3/2008	$56.69	300
Valence	1/3/2008	$56.78	300
Valence	1/3/2008	$56.83	300
Valence	1/3/2008	$56.86	500
Valence	1/3/2008	$56.88	500
Valence	1/3/2008	$56.95	300
Valence	1/3/2008	$56.96	100
Valence	1/3/2008	$56.97	2,100
Valence	1/3/2008	$57.00	300
Valence	1/3/2008	$57.01	600
Valence	1/3/2008	$57.03	6,500
Valence	1/3/2008	$57.04	700
Valence	1/3/2008	$57.05	600
Valence	1/3/2008	$57.06	2,800
Valence	1/3/2008	$57.08	300
Valence	1/3/2008	$57.10	100
Valence	1/3/2008	$57.14	800
Valence	1/3/2008	$57.17	400
Valence	1/3/2008	$57.20	600
Valence	1/3/2008	$57.25	300
Valence	1/3/2008	$57.27	300
Valence	1/3/2008	$57.28	1,000
Valence	1/3/2008	$57.32	400
Valence	1/3/2008	$57.33	200
Valence	1/3/2008	$57.35	400
Valence	1/3/2008	$57.43	100
Valence	1/3/2008	$57.44	100
Valence	1/3/2008	$57.46	(100)
Valence	1/3/2008	$57.47	200
Valence	1/3/2008	$57.49	400
Valence	1/3/2008	$57.50	200
Valence	1/3/2008	$57.56	(300)
Valence	1/3/2008	$57.70	100
Valence	1/4/2008	$55.40	2,825
Valence	1/4/2008	$55.44	100
Valence	1/4/2008	$55.45	2,900
Valence	1/4/2008	$55.50	1,000
Valence	1/4/2008	$55.57	500
Valence	1/4/2008	$55.60	4,100
Valence	1/4/2008	$55.64	1,500
Valence	1/4/2008	$55.65	500
Valence	1/4/2008	$55.67	400
Valence	1/4/2008	$55.69	800
Valence	1/4/2008	$55.70	4,100
Valence	1/4/2008	$55.71	1,500
Valence	1/4/2008	$55.72	200
Valence	1/4/2008	$55.83	1,400
Valence	1/4/2008	$55.84	500
Valence	1/4/2008	$55.85	1,700
Valence	1/4/2008	$55.86	1,400
Valence	1/4/2008	$55.88	175
Valence	1/4/2008	$55.90	100
Valence	1/4/2008	$55.92	900
Valence	1/4/2008	$55.94	15,491
Valence	1/4/2008	$55.95	23,309
Valence	1/4/2008	$55.96	10,000
Valence	1/4/2008	$55.97	1,000
Valence	1/4/2008	$55.98	500
Valence	1/4/2008	$55.99	200
Valence	1/4/2008	$56.00	38,800
Valence	1/4/2008	$56.02	1,000
Valence	1/4/2008	$56.04	400
Valence	1/4/2008	$56.05	24,100
Valence	1/4/2008	$56.08	273
Valence	1/4/2008	$56.10	500
Valence	1/4/2008	$56.11	100
Valence	1/4/2008	$56.12	2,000
Valence	1/4/2008	$56.13	400
Valence	1/4/2008	$56.14	100
Valence	1/4/2008	$56.15	3,400
Valence	1/4/2008	$56.16	100
Valence	1/4/2008	$56.20	4,427
Valence	1/4/2008	$56.22	100
Valence	1/4/2008	$56.23	200
Valence	1/7/2008	$56.35	350
Valence	1/7/2008	$56.36	50
Valence	1/7/2008	$56.38	600
Valence	1/7/2008	$56.39	450
Valence	1/7/2008	$56.40	1,307
Valence	1/7/2008	$56.41	533
Valence	1/7/2008	$56.42	3,886
Valence	1/7/2008	$56.43	166
Valence	1/7/2008	$56.44	100
Valence	1/7/2008	$56.45	3,081
Valence	1/7/2008	$56.46	83
Valence	1/7/2008	$56.47	367
Valence	1/7/2008	$56.48	233
Valence	1/7/2008	$56.49	300
Valence	1/7/2008	$56.50	1,875
Valence	1/7/2008	$56.51	1,871
Valence	1/7/2008	$56.56	50
Valence	1/7/2008	$56.57	100
Valence	1/7/2008	$56.58	500
Valence	1/7/2008	$56.59	600
Valence	1/7/2008	$56.60	2,550
Valence	1/7/2008	$56.80	202
Valence	1/7/2008	$56.83	300
Valence	1/7/2008	$56.84	2,100
Valence	1/7/2008	$56.85	650
Valence	1/7/2008	$57.00	8,300
Valence	1/7/2008	$57.50	100
Valence	1/7/2008	$57.62	100
Valence	1/7/2008	$57.71	300
Valence	1/7/2008	$57.74	100
Valence	1/7/2008	$57.75	300
Valence	1/7/2008	$57.76	200
Valence	1/7/2008	$57.77	200
Valence	1/7/2008	$57.81	100
Valence	1/7/2008	$57.84	200
Valence	1/7/2008	$57.91	400
Valence	1/7/2008	$57.96	200
Valence	1/7/2008	$58.16	100
Valence	1/7/2008	$58.25	200
Valence	1/8/2008	$57.25	500
Valence	1/8/2008	$57.30	500
Valence	1/8/2008	$57.32	4,000
Valence	1/8/2008	$57.33	600
Valence	1/8/2008	$57.35	1,700
Valence	1/8/2008	$57.37	1,100
Valence	1/8/2008	$57.43	300
Valence	1/8/2008	$57.45	400
Valence	1/8/2008	$57.53	400
Valence	1/8/2008	$57.54	700
Valence	1/8/2008	$57.55	600
Valence	1/8/2008	$57.57	500
Valence	1/8/2008	$57.60	1,200
Valence	1/8/2008	$57.62	200
Valence	1/8/2008	$57.65	1,000
Valence	1/8/2008	$57.66	300
Valence	1/8/2008	$57.70	300
Valence	1/8/2008	$57.72	300
Valence	1/8/2008	$57.75	400
Valence	1/8/2008	$57.76	800
Valence	1/8/2008	$57.77	100
Valence	1/8/2008	$57.78	700
Valence	1/8/2008	$57.83	1,400
Valence	1/8/2008	$57.84	175
Valence	1/8/2008	$57.85	2,025
Valence	1/8/2008	$57.88	4,836
Valence	1/8/2008	$57.90	6,800
Valence	1/8/2008	$57.92	3,100
Valence	1/8/2008	$57.93	400
Valence	1/8/2008	$57.95	9,200
Valence	1/8/2008	$57.96	1,900
Valence	1/8/2008	$57.98	2,200
Valence	1/8/2008	$57.99	2,464
Valence	1/8/2008	$58.00	2,000
Valence	1/8/2008	$58.05	7,100
Valence	1/8/2008	$58.06	100
Valence	1/8/2008	$58.09	400
Valence	1/8/2008	$58.10	1,900
Valence	1/8/2008	$58.11	2,000
Valence	1/8/2008	$58.12	700
Valence	1/8/2008	$58.13	3,300
Valence	1/8/2008	$58.14	200
Valence	1/8/2008	$58.15	2,800
Valence	1/8/2008	$58.16	2,500
Valence	1/8/2008	$58.18	5,700
Valence	1/8/2008	$58.19	1,700
Valence	1/8/2008	$58.20	3,400
Valence	1/8/2008	$58.21	1,200
Valence	1/8/2008	$58.22	3,900
Valence	1/9/2008	$56.71	700
Valence	1/9/2008	$56.72	1,500
Valence	1/9/2008	$56.74	1,000
Valence	1/9/2008	$56.75	1,600
Valence	1/9/2008	$56.76	600
Valence	1/9/2008	$56.77	1,800
Valence	1/9/2008	$56.78	3,400
Valence	1/9/2008	$56.79	9,316
Valence	1/9/2008	$56.80	1,884
Valence	1/9/2008	$56.81	4,200
Valence	1/9/2008	$56.82	900
Valence	1/9/2008	$56.83	1,000
Valence	1/9/2008	$56.84	400
Valence	1/9/2008	$56.85	4,800
Valence	1/9/2008	$56.86	700
Valence	1/9/2008	$56.87	400
Valence	1/9/2008	$56.88	1,900
Valence	1/9/2008	$56.89	12,400
Valence	1/9/2008	$56.90	4,700
Valence	1/9/2008	$56.91	200
Valence	1/9/2008	$56.92	100
Valence	1/9/2008	$56.95	700
Valence	1/9/2008	$56.96	300
Valence	1/9/2008	$56.97	600
Valence	1/9/2008	$56.98	4,100
Valence	1/9/2008	$57.00	30,200
Valence	1/9/2008	$57.01	1,400
Valence	1/9/2008	$57.02	1,000
Valence	1/9/2008	$57.03	2,300
Valence	1/9/2008	$57.04	1,300
Valence	1/9/2008	$57.05	2,100
Valence	1/9/2008	$57.06	3,902
Valence	1/9/2008	$57.07	1,800
Valence	1/9/2008	$57.08	4,300
Valence	1/9/2008	$57.09	2,800
Valence	1/9/2008	$57.10	63,578
Valence	1/9/2008	$57.11	2,700
Valence	1/9/2008	$57.12	10,100
Valence	1/9/2008	$57.13	9,500
Valence	1/9/2008	$57.14	5,900
Valence	1/9/2008	$57.15	48,700
Valence	1/9/2008	$57.16	20,705
Valence	1/9/2008	$57.17	1,000
Valence	1/9/2008	$57.18	700
Valence	1/9/2008	$57.19	100
Valence	1/9/2008	$57.20	28,900
Valence	1/9/2008	$57.21	300
Valence	1/9/2008	$57.22	3,538
Valence	1/9/2008	$57.23	1,800
Valence	1/9/2008	$57.24	1,420
Valence	1/9/2008	$57.25	50,000
Valence	1/9/2008	$57.29	200
Valence	1/9/2008	$57.30	2,062
Valence	1/9/2008	$57.34	100
Valence	1/9/2008	$57.35	100
Valence	1/9/2008	$57.36	500
Valence	1/9/2008	$57.40	400
Valence	1/9/2008	$57.44	500
Valence	1/9/2008	$57.49	600
Valence	1/9/2008	$57.50	1,700
Valence	1/9/2008	$57.51	800
Valence	1/9/2008	$57.52	300
Valence	1/9/2008	$57.53	600
Valence	1/9/2008	$57.54	628
Valence	1/9/2008	$57.55	2,062
Valence	1/9/2008	$57.56	300
Valence	1/9/2008	$57.57	1,000
Valence	1/9/2008	$57.58	600
Valence	1/9/2008	$57.59	2,900
Valence	1/9/2008	$57.60	1,938
Valence	1/9/2008	$57.61	1,300
Valence	1/9/2008	$57.62	200
Valence	1/9/2008	$57.63	500
Valence	1/9/2008	$57.64	1,912
Valence	1/9/2008	$57.65	1,908
Valence	1/9/2008	$57.68	400
Valence	1/9/2008	$57.70	700
Valence	1/9/2008	$57.73	300
Valence	1/9/2008	$57.75	3,800
Valence	1/9/2008	$57.77	900
Valence	1/9/2008	$57.80	15,752
Valence	1/10/2008	$56.37	400
Valence	1/10/2008	$56.60	400
Valence	1/10/2008	$56.64	200
Valence	1/10/2008	$56.65	400
Valence	1/10/2008	$56.75	(200)
Valence	1/10/2008	$56.77	300
Valence	1/10/2008	$56.78	(300)
Valence	1/10/2008	$56.80	100
Valence	1/10/2008	$56.80	(300)
Valence	1/10/2008	$56.85	(800)
Valence	1/10/2008	$56.88	100
Valence	1/10/2008	$56.89	1,300
Valence	1/10/2008	$56.93	600
Valence	1/10/2008	$56.97	1,700
Valence	1/10/2008	$56.98	100
Valence	1/10/2008	$56.99	1,600
Valence	1/10/2008	$57.00	900
Valence	1/11/2008	$55.45	300
Valence	1/11/2008	$55.48	100
Valence	1/11/2008	$55.49	200
Valence	1/11/2008	$55.69	5,000
Valence	1/11/2008	$55.72	200
Valence	1/11/2008	$55.73	100
Valence	1/11/2008	$55.75	200
Valence	1/11/2008	$55.78	300
Valence	1/11/2008	$55.90	200
Valence	1/11/2008	$55.93	1,000
Valence	1/11/2008	$55.94	600
Valence	1/11/2008	$55.95	3,400
Valence	1/11/2008	$55.96	400
Valence	1/11/2008	$55.98	100
Valence	1/11/2008	$55.99	1,500
Valence	1/11/2008	$56.00	300
Valence	1/11/2008	$56.02	100
Valence	1/11/2008	$56.03	100
Valence	1/11/2008	$56.04	100
Valence	1/11/2008	$56.06	500
Valence	1/11/2008	$56.07	300
Valence	1/11/2008	$56.22	300
Valence	1/11/2008	$56.23	100
Valence	1/11/2008	$56.24	201
Valence	1/11/2008	$56.25	5,099
Valence	1/11/2008	$56.26	400
Valence	1/11/2008	$56.27	300
Valence	1/11/2008	$56.28	300
Valence	1/11/2008	$56.30	100
Valence	1/11/2008	$56.46	(1,400)
Valence	1/15/2008	$50.83	(1,200)
Valence	1/15/2008	$50.84	(800)
Valence	1/15/2008	$50.85	(100)
Valence	1/15/2008	$50.86	(300)
Valence	1/15/2008	$50.95	(2,200)
Valence	1/15/2008	$51.93	100
Valence	1/15/2008	$52.39	300
Valence	1/15/2008	$52.62	300
Valence	1/15/2008	$52.77	200
Valence	1/15/2008	$52.89	200
Valence	1/17/2008	$48.65	300
Valence	1/17/2008	$48.67	1,800
Valence	1/17/2008	$48.70	100
Valence	1/17/2008	$48.72	100
Valence	1/17/2008	$48.73	100
Valence	1/17/2008	$48.74	800
Valence	1/17/2008	$48.75	4,600
Valence	1/17/2008	$48.77	1,100
Valence	1/17/2008	$48.78	100
Valence	1/17/2008	$48.79	2,100
Valence	1/17/2008	$48.80	300
Valence	1/17/2008	$48.81	600
Valence	1/17/2008	$48.82	900
Valence	1/17/2008	$48.83	600
Valence	1/17/2008	$48.84	2,700
Valence	1/17/2008	$48.85	3,100
Valence	1/17/2008	$48.86	10,200
Valence	1/17/2008	$48.87	100
Valence	1/17/2008	$48.88	100
Valence	1/17/2008	$48.89	700
Valence	1/17/2008	$48.90	2,800
Valence	1/17/2008	$48.91	100
Valence	1/17/2008	$48.92	200
Valence	1/17/2008	$48.94	300
Valence	1/17/2008	$48.95	4,900
Valence	1/17/2008	$48.96	100
Valence	1/17/2008	$48.97	300
Valence	1/17/2008	$48.98	200
Valence	1/17/2008	$48.99	200
Valence	1/17/2008	$49.00	12,600
Valence	1/17/2008	$49.07	100
Valence	1/17/2008	$49.10	2,500
Valence	1/17/2008	$49.17	3,300
Valence	1/17/2008	$49.18	4,900
Valence	1/17/2008	$49.19	900
Valence	1/17/2008	$49.20	1,300
Valence	1/17/2008	$49.21	200
Valence	1/17/2008	$49.22	100
Valence	1/17/2008	$49.27	100
Valence	1/17/2008	$49.32	200
Valence	1/17/2008	$49.33	300
Valence	1/17/2008	$49.34	1,200
Valence	1/17/2008	$49.35	500
Valence	1/17/2008	$49.37	100
Valence	1/17/2008	$49.38	200
Valence	1/17/2008	$49.41	100
Valence	1/17/2008	$49.43	1,200
Valence	1/17/2008	$49.44	1,400
Valence	1/17/2008	$49.45	1,800
Valence	1/17/2008	$49.46	200
Valence	1/17/2008	$49.47	400
Valence	1/17/2008	$49.49	200
Valence	1/17/2008	$49.50	2,800
Valence	1/17/2008	$49.56	200
Valence	1/17/2008	$49.61	100
Valence	1/17/2008	$49.63	101
Valence	1/17/2008	$49.66	2,300
Valence	1/17/2008	$49.67	900
Valence	1/17/2008	$49.68	100
Valence	1/17/2008	$49.69	800
Valence	1/17/2008	$49.70	11,311
Valence	1/17/2008	$49.71	300
Valence	1/17/2008	$49.72	200
Valence	1/17/2008	$49.73	600
Valence	1/17/2008	$49.74	1,600
Valence	1/17/2008	$49.75	4,000
Valence	1/17/2008	$49.76	4,988
Valence	1/17/2008	$49.77	400
Valence	1/17/2008	$49.78	400
Valence	1/17/2008	$49.78	3,700
Valence	1/17/2008	$49.79	1,100
Valence	1/17/2008	$49.80	24,100
Valence	1/17/2008	$49.81	400
Valence	1/17/2008	$49.82	900
Valence	1/17/2008	$49.83	1,100
Valence	1/17/2008	$49.84	1,700
Valence	1/17/2008	$49.85	4,000
Valence	1/17/2008	$49.87	100
Valence	1/17/2008	$49.89	4,100
Valence	1/17/2008	$49.90	2,100
Valence	1/17/2008	$49.91	200
Valence	1/17/2008	$49.92	300
Valence	1/17/2008	$49.95	500
Valence	1/17/2008	$49.96	100
Valence	1/17/2008	$49.98	100
Valence	1/17/2008	$50.00	200
Valence	1/17/2008	$50.01	100
Valence	1/17/2008	$50.05	1,900
Valence	1/17/2008	$50.06	400
Valence	1/17/2008	$50.16	300
Valence	1/17/2008	$50.18	5,200
Valence	1/17/2008	$50.20	500
Valence	1/17/2008	$50.29	500
Valence	1/17/2008	$50.50	2,500
Valence	1/17/2008	$50.56	599
Valence	1/17/2008	$50.57	300
Valence	1/17/2008	$50.58	600
Valence	1/17/2008	$50.59	501
Valence	1/17/2008	$50.73	20,000
Valence	1/17/2008	$50.75	1,000
Valence	1/17/2008	$50.76	5,300
Valence	1/17/2008	$50.77	400
Valence	1/17/2008	$50.80	41
Valence	1/17/2008	$50.81	200
Valence	1/17/2008	$50.87	100
Valence	1/17/2008	$50.88	200
Valence	1/17/2008	$50.90	500
Valence	1/17/2008	$50.91	800
Valence	1/17/2008	$50.92	600
Valence	1/17/2008	$50.93	900
Valence	1/17/2008	$50.94	4,259
Valence	1/17/2008	$50.95	1,000
Valence	1/17/2008	$50.96	2,900
Valence	1/17/2008	$50.97	300
Valence	1/17/2008	$50.98	1,100
Valence	1/17/2008	$50.99	200
Valence	1/17/2008	$51.00	9,800
Valence	1/18/2008	$48.11	500
Valence	1/18/2008	$48.12	500
Valence	1/18/2008	$48.17	300
Valence	1/18/2008	$48.18	200
Valence	1/18/2008	$48.20	1,300
Valence	1/18/2008	$48.21	1,900
Valence	1/18/2008	$48.22	800
Valence	1/18/2008	$48.23	500
Valence	1/18/2008	$48.24	3,300
Valence	1/18/2008	$48.25	2,800
Valence	1/18/2008	$48.28	900
Valence	1/18/2008	$48.30	100
Valence	1/18/2008	$48.31	100
Valence	1/18/2008	$48.32	500
Valence	1/18/2008	$48.33	500
Valence	1/18/2008	$48.34	1,000
Valence	1/18/2008	$48.35	400
Valence	1/18/2008	$48.36	300
Valence	1/18/2008	$48.37	2,500
Valence	1/18/2008	$48.38	800
Valence	1/18/2008	$48.40	500
Valence	1/18/2008	$48.41	100
Valence	1/18/2008	$48.42	700
Valence	1/18/2008	$48.43	800
Valence	1/18/2008	$48.44	1,700
Valence	1/18/2008	$48.45	1,400
Valence	1/18/2008	$48.46	500
Valence	1/18/2008	$48.48	500
Valence	1/18/2008	$48.49	2,300
Valence	1/18/2008	$48.50	4,400
Valence	1/18/2008	$48.51	3,000
Valence	1/18/2008	$48.54	200
Valence	1/18/2008	$48.55	900
Valence	1/18/2008	$48.57	600
Valence	1/18/2008	$48.58	100
Valence	1/18/2008	$48.59	200
Valence	1/18/2008	$48.61	1,400
Valence	1/18/2008	$48.62	2,100
Valence	1/18/2008	$48.64	500
Valence	1/18/2008	$48.69	800
Valence	1/18/2008	$48.70	700
Valence	1/18/2008	$48.72	400
Valence	1/18/2008	$48.73	800
Valence	1/18/2008	$48.77	3,500
Valence	1/18/2008	$48.78	2,100
Valence	1/18/2008	$48.79	600
Valence	1/18/2008	$48.80	4,000
Valence	1/18/2008	$48.81	1,200
Valence	1/18/2008	$48.82	500
Valence	1/18/2008	$48.83	1,000
Valence	1/18/2008	$48.84	800
Valence	1/18/2008	$48.85	200
Valence	1/18/2008	$48.86	2,600
Valence	1/18/2008	$49.00	800
Valence	1/18/2008	$49.01	8,100
Valence	1/18/2008	$49.02	4,900
Valence	1/18/2008	$49.03	1,100
Valence	1/18/2008	$49.04	1,300
Valence	1/18/2008	$49.07	200
Valence	1/22/2008	$46.66	200
Valence	1/22/2008	$47.06	200
Valence	1/22/2008	$47.44	100
Valence	1/24/2008	$49.66	(400)
Valence	1/24/2008	$49.71	(300)
Valence	1/24/2008	$49.77	(200)
Valence	1/24/2008	$49.84	(300)
Valence	1/24/2008	$49.98	(300)
Valence	1/24/2008	$50.01	(100)
Valence	1/24/2008	$50.26	(700)
Valence	1/24/2008	$50.28	(1,000)
Valence	1/24/2008	$50.30	(100)
Valence	1/24/2008	$50.35	(100)
Valence	1/24/2008	$50.37	(100)
Valence	1/24/2008	$50.49	(500)
Valence	1/24/2008	$50.52	(400)
Valence	1/24/2008	$50.56	(100)
Valence	1/24/2008	$50.57	(500)
Valence	1/24/2008	$50.58	(200)
Valence	1/24/2008	$50.59	(200)
Valence	1/24/2008	$50.60	(200)
Valence	1/24/2008	$50.62	(400)
Valence	1/24/2008	$50.72	(300)
Valence	1/24/2008	$50.98	(2,700)
Valence	1/24/2008	$50.99	300
Valence	1/24/2008	$51.03	300
Valence	1/24/2008	$51.04	(300)
Valence	1/24/2008	$51.25	(600)
Valence	1/24/2008	$51.67	(700)
Valence	1/24/2008	$51.84	(300)
Valence	1/24/2008	$51.92	(200)
Valence	1/24/2008	$52.13	(400)
Valence	1/24/2008	$52.36	(1,400)
Valence	1/24/2008	$52.42	(200)
Valence	1/24/2008	$52.43	(100)
Valence	1/24/2008	$52.50	(400)
Valence	1/24/2008	$52.55	(100)
Valence	1/24/2008	$52.79	(200)
Valence	1/28/2008	$50.56	400
Valence	1/28/2008	$50.74	100
Valence	1/28/2008	$50.78	100
Valence	1/28/2008	$50.87	200
Valence	1/28/2008	$51.07	200
Valence	1/28/2008	$51.59	300
Valence	1/29/2008	$52.55	(200)
Valence	1/29/2008	$52.64	(200)
Valence	1/29/2008	$52.66	(300)
Valence	1/29/2008	$52.78	(400)
Valence	1/29/2008	$52.82	(200)
Valence	1/29/2008	$52.83	(400)
Valence	1/29/2008	$52.84	(400)
Valence	1/29/2008	$52.92	(200)
Valence	1/29/2008	$53.09	(200)
Valence	1/29/2008	$53.14	(100)
Valence	1/29/2008	$53.15	(1,800)
Valence	1/29/2008	$53.16	(1,100)
Valence	1/29/2008	$53.17	(200)
Valence	1/29/2008	$53.18	(300)
Valence	1/29/2008	$53.23	(600)
Valence	1/29/2008	$53.24	(100)
Valence	1/29/2008	$53.25	(300)
Valence	1/29/2008	$53.28	(600)
Valence	1/29/2008	$53.31	(300)
Valence	1/29/2008	$53.33	(100)
Valence	1/29/2008	$53.41	(400)
Valence	1/29/2008	$53.47	(2,000)
Valence	1/29/2008	$53.49	(100)
Valence	1/29/2008	$53.50	(300)
Valence	1/29/2008	$53.56	(500)
Valence	1/29/2008	$53.60	(200)
Valence	1/29/2008	$53.62	(700)
Valence	1/29/2008	$53.63	(200)
Valence	1/29/2008	$53.66	(300)
Valence	1/29/2008	$53.70	(100)
Valence	1/29/2008	$53.72	(300)
Valence	1/29/2008	$53.76	(500)
Valence	1/29/2008	$53.79	(200)
Valence	1/29/2008	$53.80	(100)
Valence	1/29/2008	$53.87	(300)
Valence	1/29/2008	$53.88	(100)
Valence	1/29/2008	$53.91	(700)
Valence	1/29/2008	$53.94	(300)
Valence	1/29/2008	$54.15	(800)
Valence	1/30/2008	$50.82	1,500
Valence	1/30/2008	$50.93	(400)
Valence	1/30/2008	$51.20	(1,500)
Valence	1/30/2008	$51.30	(100)
Valence	1/30/2008	$51.32	(1,500)
Valence	1/30/2008	$51.44	(1,200)
Valence	1/30/2008	$51.56	(900)
Valence	1/30/2008	$51.64	(700)
Valence	1/30/2008	$51.81	(500)
Valence	1/30/2008	$51.87	(100)
Valence	1/31/2008	$51.02	100
Valence	1/31/2008	$51.14	114
Valence	1/31/2008	$51.16	200
Valence	1/31/2008	$51.17	600
Valence	1/31/2008	$51.19	300
Valence	1/31/2008	$51.27	100
Valence	1/31/2008	$51.36	286
Valence	1/31/2008	$51.37	(600)
Valence	1/31/2008	$51.39	500
Valence	1/31/2008	$51.41	600
Valence	1/31/2008	$51.43	(200)
Valence	1/31/2008	$51.45	1,500
Valence	1/31/2008	$51.53	2,300
Valence	1/31/2008	$51.53	(500)
Valence	1/31/2008	$51.55	(200)
Valence	1/31/2008	$51.63	100
Valence	1/31/2008	$51.67	(100)
Valence	1/31/2008	$51.71	500
Valence	1/31/2008	$51.72	(200)
Valence	1/31/2008	$51.75	(400)
Valence	1/31/2008	$51.89	(300)
Valence	1/31/2008	$51.90	(600)
Valence	1/31/2008	$51.91	(200)
Valence	1/31/2008	$52.06	(200)
Valence	1/31/2008	$52.07	200
Valence	1/31/2008	$52.08	400
Valence	1/31/2008	$52.09	(500)
Valence	1/31/2008	$52.11	(100)
Valence	1/31/2008	$52.12	(400)
Valence	1/31/2008	$52.14	(700)
Valence	1/31/2008	$52.15	400
Valence	1/31/2008	$52.17	(200)
Valence	1/31/2008	$52.18	(400)
Valence	1/31/2008	$52.21	(42)
Valence	1/31/2008	$52.40	(600)
Valence	1/31/2008	$52.41	(200)
Valence	1/31/2008	$52.50	(200)
Valence	1/31/2008	$52.58	(200)
Valence	1/31/2008	$52.75	(100)
Valence	2/1/2008	$52.00	(300)
Valence	2/1/2008	$52.45	(200)
Valence	2/1/2008	$52.47	(300)
Valence	2/1/2008	$52.58	(100)
Valence	2/1/2008	$52.67	(700)
Valence	2/1/2008	$52.71	(300)
Valence	2/1/2008	$52.85	(300)
Valence	2/1/2008	$53.08	(200)
Valence	2/1/2008	$53.12	(200)
Valence	2/1/2008	$53.16	(100)
Valence	2/1/2008	$53.23	(300)
Valence	2/1/2008	$53.25	(300)
Valence	2/1/2008	$53.30	(200)
Valence	2/1/2008	$53.40	(300)
Valence	2/1/2008	$53.49	(200)
Valence	2/1/2008	$53.52	(600)
Valence	2/1/2008	$53.53	(200)
Valence	2/1/2008	$53.63	(600)
Valence	2/1/2008	$53.71	(200)
Valence	2/1/2008	$53.81	(400)
Valence	2/1/2008	$53.96	(700)
Valence	2/1/2008	$54.07	(200)
Valence	2/1/2008	$54.10	1,200
Valence	2/1/2008	$54.15	(200)
Valence	2/1/2008	$54.20	(200)
Valence	2/1/2008	$54.21	1,500
Valence	2/1/2008	$54.21	(300)
Valence	2/1/2008	$54.34	(1,000)
Valence	2/1/2008	$54.46	(400)
Valence	2/1/2008	$54.49	(400)
Valence	2/1/2008	$54.53	(200)
Valence	2/1/2008	$54.58	(800)
Valence	2/4/2008	$52.29	(100)
Valence	2/4/2008	$52.41	(200)
Valence	2/4/2008	$52.49	(300)
Valence	2/4/2008	$52.55	(700)
Valence	2/4/2008	$52.59	(200)
Valence	2/4/2008	$52.60	(100)
Valence	2/4/2008	$52.64	(700)
Valence	2/4/2008	$52.65	(200)
Valence	2/4/2008	$52.66	(200)
Valence	2/4/2008	$52.67	(200)
Valence	2/4/2008	$52.70	(400)
Valence	2/4/2008	$52.76	(200)
Valence	2/4/2008	$52.88	(200)
Valence	2/4/2008	$53.21	(400)
Valence	2/4/2008	$53.29	(600)
Valence	2/4/2008	$53.31	(400)
Valence	2/4/2008	$53.48	(200)
Valence	2/4/2008	$53.51	(600)
Valence	2/4/2008	$53.59	(700)
Valence	2/5/2008	$51.36	(200)
Valence	2/5/2008	$51.48	(100)
Valence	2/5/2008	$51.61	(200)
Valence	2/5/2008	$51.67	(200)
Valence	2/5/2008	$51.83	(100)
Valence	2/5/2008	$52.46	(100)
Valence	2/5/2008	$52.49	(300)
Valence	2/5/2008	$52.53	(200)
Valence	2/6/2008	$49.87	200
Valence	2/6/2008	$50.04	200
Valence	2/6/2008	$51.13	300
Valence	2/7/2008	$49.55	200
Valence	2/7/2008	$49.56	300
Valence	2/7/2008	$49.58	200
Valence	2/7/2008	$49.61	100
Valence	2/7/2008	$49.62	300
Valence	2/7/2008	$49.64	200
Valence	2/7/2008	$49.66	100
Valence	2/7/2008	$49.77	300
Valence	2/7/2008	$49.87	100
Valence	2/7/2008	$49.89	200
Valence	2/7/2008	$49.90	400
Valence	2/7/2008	$49.96	100
Valence	2/7/2008	$49.97	500
Valence	2/7/2008	$49.98	200
Valence	2/7/2008	$49.99	1,350
Valence	2/7/2008	$50.00	2,759
Valence	2/7/2008	$50.48	100
Valence	2/7/2008	$50.50	3,015
Valence	2/7/2008	$51.06	(1,500)
Valence	2/8/2008	$50.91	500
Valence	2/8/2008	$50.86	(100)
Valence	2/8/2008	$50.91	(100)
Valence	2/8/2008	$50.98	(200)
Valence	2/8/2008	$51.04	(200)
Valence	2/8/2008	$51.09	(300)
Valence	2/8/2008	$51.12	(300)
Valence	2/8/2008	$51.15	(200)
Valence	2/8/2008	$51.28	(200)
Valence	2/8/2008	$51.35	(600)
Valence	2/8/2008	$51.95	(100)
Valence	2/8/2008	$52.03	(100)
Valence	2/8/2008	$52.10	(400)
Valence	2/11/2008	$50.32	400
Valence	2/11/2008	$51.07	(1300)
Valence	2/12/2008	$50.78	(400)
Valence	2/12/2008	$50.84	(100)
Valence	2/12/2008	$50.85	(700)
Valence	2/12/2008	$52.00	(200)

The trading dates, transactions, exercises and assignments, and the price per share implied by the transactions, for all transactions by the Reporting Persons in options of the Issuer within the last 60 days, which were all brokered transactions, are set forth below.

Entity	Date	Security Description	Action	Notional number of shares	Price
Valence	1/29/2008	$60 March 2008 put	Sale	(1,000)	$8.30
Valence	1/29/2008	$60 March 2008 put	Sale	(1,100)	$8.30
Valence	1/29/2008	$60 March 2008 put	Sale	(1,100)	$9.20
Valence	1/29/2008	$60 March 2008 put	Sale	(1,000)	$8.50
Valence	1/29/2008	$60 March 2008 put	Sale	(1,100)	$8.50
Valence	1/30/2008	$55 March 2008 call	Sale	(1,000)	$9.60
Valence	1/30/2008	$60 March 2008 put	Sale	(1,000)	$9.60
Valence	1/30/2008	$60 March 2008 put	Sale	(1,000)	$3.40
Valence	1/31/2008	$50 March 2008 call	Sale	(1,100)	$5.30

(d) Other than with respect to Common Shares which Valence has the right to acquire through call options, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Clause (e) of Item 5 of Schedule 13D is not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Valence has sold listed put option contracts based upon the value of the Common Shares.  In addition to the Common Shares that it beneficially owns without reference to these contracts, Valence currently has long economic exposure to 7,300 Common Shares through such contracts.  Valence has sold listed call option contracts based upon the value of the Common Shares, which contracts relate to 2,100 underlying Common Shares.  Valence also maintains an open short position on 6,000 Common Shares.

These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the person listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated February 13, 2008.
Exhibit 4	Letter to the Issuer from the Reporting Persons, dated February 13, 2008.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2008

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.P., as Managing Member

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C., as Managing Member

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/Rochelle Elias
Name: Rochelle Elias
Title: Attorney-in-Fact for David E. Shaw